Shareholder Meeting Results (Unaudited)
iSHARES® TRUST

On November 4, 2009, a special meeting of shareholders of iShares Trust was called to consider, among other proposals, the approval of a new advisory agreement between the Trust and Barclays Global Fund Advisors (“BGFA”), on behalf of each Fund, which took effect upon the consummation of the Barclays PLC binding agreement to sell its interest in BGFA and certain affiliated companies to BlackRock, Inc.

The shareholder meeting for the iShares Dow Jones U.S. Medical Devices Index Fund was subsequently adjourned several times until December 22, 2009, at which time the shareholders of this Fund approved the new advisory agreement.  The results of the shareholder vote were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes*
2,306,373	41,130	30,461	401,454

*
Broker non-votes are proxies received by the Fund from brokers or nominees who did not receive instructions from the beneficial owner or other persons entitled to vote and who have no discretionary power to vote on a particular matter.  Broker non-votes have the effect of a vote against the proposal.